Exhibit 11

TEXAS INSTRUMENTS INCORPORATED AND SUBSIDIARIES

EARNINGS PER COMMON AND DILUTIVE POTENTIAL COMMON SHARE

(In millions of dollars, except per-share amounts)

	For Three Months Ended		For Nine Months Ended
	Sept. 30, 2003	Sept. 30, 2002	Sept. 30, 2003	Sept. 30, 2002
Net income	$447	$188	$685	$245

Diluted Earnings per Common and Dilutive Potential Common Share:
Weighted average common shares outstanding (in thousands)	1,730,891	1,732,783	1,730,872	1,733,946
Weighted average dilutive potential common shares:
Stock option and compensation plans	35,910	29,027	30,627	35,732

Weighted average common and dilutive potential common shares	1,766,801	1,761,810	1,761,499	1,769,678

Diluted earnings per common share	$.25	$.11	$.39	$.14

Basic Earnings per Common Share:
Weighted average common shares outstanding (in thousands)	1,730,891	1,732,783	1,730,872	1,733,946

Basic earnings per common share	$.26	$.11	$.40	$.14